Form 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For April 3, 2003


                               ETZ LAVUD Limited
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                (Translation of registrant's name into English)


                       P.O. Box 38, Petah Tikva, Israel
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                   (Address of principal executive offices)


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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  Etz Lavud Limited
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                                                   (Registrant)



DATE:  April 3, 2003                    By: /s/ Paul Kessler
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                                               Paul Kessler
                                               Director

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This Form 6-K consists of:

         Resignation of John Winfield as Chairman and Director of Etz Lavud,
Ltd.

         As described in the attached letter, John V. Winfield has resigned as Chairman and as a member of the Board of Directors of Etz Lavud, Ltd.


                               John V. Winfield
                               820 Moraga Drive
                             Los Angeles, CA 90049
                           Telephone: (310) 889-2500
                           Facsimile: (310) 889-2525


Via Facsimile 972-3-941377
and US MAIL

March 12, 2003


Board of Directors
Etz Lavud, Ltd.
P.O. Box 38
Petah-Tikva, Israel 49100


Re:  Resignation from Board of Directors and as Chairman

Ladies/Gentlemen:

After much consideration I regret to inform you that I must resign from the Board of Directors of Etz Lavud, Ltd. My current schedule does not allow me to devote the necessary time and energy that I needed to serve in my official capacity.

I wish you and Etz Lavud the very best.


Sincerely,


/s/ John V. Winfield
John V. Winfield